SECURITIES AND EXCHANGE COMMISSION

RECEIVED

FEB 2 7 2007

DIVISION OF MARKET REGULATION

SECU[illegible] [illegible]SSION



07002958

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10805 Sunset Office Drive Suite 300
(No. and Street)

St. Louis, MO, 63127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Denando
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies + Associates PC
(Name – *if individual, state last, first, middle name*)

9730 E. Watson Rd Ste 100, St. Louis, MO 63126
(Address) (City) (State) (Zip Code)

PROCESSED

MAR 2 3 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/22

OATH OR AFFIRMATION

I, John D. Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John D Denando
Signature

President
Title

Stacey E Ficken
Notary Public

Stacey E Ficken
Notary Public Notary Seal
State of Missouri County of St. Louis
My Commission Expires 03/05/2010
Commission #06415481

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 20, 2007

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
DIVISION OF MARKET REGULATION

National Association of Securities Dealers, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Ms. Lawrence;

We have audited the balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2006 and the related statement of income, retained earnings and cash flows for the year then ended.

In connection with the annual audited report:

1. We are independent certified public accountants with respect to Pinnacle Equity Management, Inc. Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

2. Nothing came to our attention as a result of the foregoing procedures that caused us to believe that:
   a. The annual audited report is not in conformity with generally accepted accounting principles applied on a consistent basis, and
   b. Any material inadequacies existed.

Very truly yours,



Brian G. Toennies, CPA

Enclosures

cc: US Securities and Exchange Commission
Midwest Regional Office
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

US Securities and Exchange Commission
Division of Market Regulation
450 5th St., NW, Room 10437, Mail Stop 1001
Washington, DC 20549
Attn: Carol Y Charnock, Regulation Specialist

cc: NASD
District Office
120 West 12th Street, Ste. 900
Kansas City, MO 64105

PINNACLE EQUITY MANAGEMENT, INC

FINANCIAL STATEMENTS

December 31, 2006

CONTENTS

****

****

*****

***

*

Phone (314) 842-0477
Toll Free: (877) 842-0477
Fax (314) 842-0478
Illinois Home Office (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31 2006 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

B G Toennies & Associates

Brian G. Toennies & Associates
February 20, 2007

PINNACLE EQUITY MANAGEMENT, INC
BALANCE SHEET
December 31, 2006

ASSETS

CURRENT ASSETS:	
Cash and Cash Equivalents	$19,941
Commissions Receivable	68,813
Securities - Available for Sale	120,590
Total Current Assets	209,344
PROPERTY AND EQUIPMENTS:	
Equipment	30,925
Less: Accumulated Amortization	(30,449)
Net Property Plant and Equipment	476
OTHER ASSETS:	
Computer Software Costs	8,042
Less: Accumulated Amortization	(8,042)
Cash Surrender Value of Insurance	0
Total Other Assets	0
TOTAL ASSETS	$209,820

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$11,654
Other Accrued Liabilities	3,317
Accrued Income Taxes	0
Payroll Taxes Payable	222
Total Current Liabilities	15,193
DEFERRED INCOME TAXES	17,580
Total Liabilities	32,773
STOCKHOLDER'S EQUITY:	
Capital Stock:-	
Authorized: 30,000 Shares, Par Value $1 Per Share	
Issued and Outstanding: 5000 Shares	5,000
Retained Earnings	147,311
Accumulated Other Comprehensive Income	24,736
Total Stockholder's Equity	177,047
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$209,820

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commission and Fee Income	$441,290
OPERATING EXPENSES:	
Accounting and Legal Fees	4,318
Advertising Expense	1,700
Business Meetings	2,508
Depreciation and Amortization Expense	1,912
Employee Medical Insurance and Benefits	10,641
Gifts	30,827
Insurance - Office	149
License and Registrations	3,619
Mailing Costs	494
Medical Expenses	20,593
Miscellaneous Expenses	192
Office Rent	5,718
Office Supplies	670
Payroll Taxes	12,233
Personal Property Taxes	82
Professional Dues and Literature	452
Quote/ Clearing Costs	1,292
Retirement Plans	50,500
Salaries and Wages	202,210
Solicitors Expenses	84,381
Telephone	2,905
Travel	106
Total Operating Expenses	437,502
INCOME (LOSS) FROM OPERATIONS	3,788
OTHER REVENUE (EXPENSE):	
Dividend Income	807
Interest Income	2,126
	2,933
NET INCOME (LOSS) BEFORE INCOME TAXES	6,721
Provision for Income (Taxes) Benefit - Current	0
Provision for Income (Taxes) Benefit - Deferred	0
NET INCOME (LOSS)	6,721
OTHER COMPREHENSIVE INCOME:	
Unrealized Gain (Loss) on Security	18,015
COMPREHENSIVE INCOME (LOSS)	$24,736

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
BALANCE, BEGINNING OF YEAR	$5,000	$131,632	$15,679	$152,311
Comprehensive Income:				
Net Income (Loss)	0	6,721	0	6,721
Unrealized Loss on Securities	0	0	18,015	18,015
RETAINED EARNINGS, END OF YEAR	$5,000	$138,353	$33,694	$177,047

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$6,721
Adjustments to reconcile net income (loss)	
to net cash from operations:	
Depreciation and Amortization	1,912
Deferred Income Tax	0
(Increase) Decrease in Commissions Receivable	7,199
(Increase) Decrease in Securities-Available for Sale	(18,071)
Increase (Decrease) in Accounts Payable	720
Increase (Decrease) in Reserve for Unrealized Gain/Loss	18,070
Increase (Decrease) in Accrued Expenses	(758)
Net Cash Provided By (Used In) Operations	15,793
NET CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Fixed Assets	
Net Cash Provided By (Used In) Investing Activities	0
NET INCREASE (DECREASE) IN CASH	15,793
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,148
CASH AND CASH EQUIVALENTS AT END OF YEAR	$19,941
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash Paid for Interest	$0
Cash Paid for Taxes	$0

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method-The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment 5-7 years	5-7 Years
Software 3 years	3 Years

Depreciation and amortization expense was $1,912 for the year ended December 31, 2006.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2006 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

PINNACLE EQUITY MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2-RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession of control requirement under Rule 15c3-3.

NOTE 3-MINUMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2006. At December 31, 2006, the Company's net capital as defined by SEC Rule 15c3-1 was $95,924 in excess of minimum net capital required.

NOTE 4-SECURITIES

The Company invests in corporate stocks. At December 31, 2006 these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2006 these securities had a fair value of $120,590, a cost of $102,575 and an unrealized gain of $18,015.

NOTE 5-PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $20,200 for the year ended December 31, 2006.

The Company also has in effect a profit haring plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $30,300 for the year ended December 31, 2006.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

PINNACLE EQUITY MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
December 31, 2006

		2006
Total Ownership Equity from Statement of Financial Condition		$177,047
DEDUCTIONS:		
Total Non-Allowable Assets:		
Fixed Assets	476	
Commissions Receivable > 30 Days	57,160	57,636
Net Capital Before Haircuts on Securities Positions		119,411
HAIRCUTS ON SECURITIES:		
Trading and Investment Securities	18,487	
Money Market - 2%	0	18,487
NET CAPITAL		100,924
Less: Required Minimum Capital		(5,000)
NET CAPITAL EXCESS (SHORTAGE)		$95,924

The accompanying notes are an integral part of the financial statements.

PINNACLE EQUITY MANAGEMENT, INC
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE UNAUDITED FOCUS REPORT
December 31, 2006

	2006
Total Ownership Equity from Statement of Financial Condition-Unaudited	$177,047
Adjustments: Increase (Decrease) Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	177,047
Total Non-Allowable Assets-Audited	57,636
Net Capital Before Haircuts on Securities Positions	119,411
Haircuts on Securities:	
Trading and Investment Securities	18,487
Money Market - 2%	0
Net Capital	$100,924

Report on Material Inadequacies

No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

END